SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ShangPharma Corporation

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

81943P104(**)

(CUSIP Number)

Michael Xin Hui

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203, China

(86 21) 5132 0088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(**)	This CUSIP number applies to the Issuer’s American Depositary shares, each representing eighteen ordinary shares.

CUSIP No. 81943P104	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Michael Xin Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 81943P104	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 81943P104	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS The Hui Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

CUSIP No. 81943P104	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Hui Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 81943P104	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS ChemPartner Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 81943P104	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS ChemExplorer Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 81943P104	13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Joint Benefit Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 16, 2012, as amended and restated by Amendment No. 1 filed on December 26, 2012 and by Amendment No. 2 filed on February 27, 2013 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, this “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

This Amendment amends and restates the sixth, seventh, eighth and ninth paragraphs in Item 2 of the Original Schedule 13D in their entirety as set forth below:

“ChemPartner Investment Holdings Limited (“ChemPartner”) is a company incorporated under the laws of the British Virgin Islands. ChemPartner is an investment holding company. Immediately prior to the Effective Time (as defined below) of the Merger (as defined below), it was the record holder of 104,002,993 Ordinary Shares of the Issuer, which were exchanged for shares of ShangPharma Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdings”), as described in Item 4 of this Schedule 13D. ChemPartner’s principal business address, which also serves as its principal office, is c/o No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China. Mr. Hui and Ms. Wenjuan Xiao are directors and officers of ChemPartner. Ms. Xiao is a citizen of The People’s Republic of China. Her principal occupation is as a director of ChemPartner, ChemExplorer Investment Holdings Ltd., China Gateway Investment Limited and Joint Benefit Group Limited. Ms. Xiao’s residential address is Apt. 1602, Building 8, 999 Zaojiabang Road, Shanghai, The People’s Republic of China.

ChemExplorer Investment Holdings Ltd. (“ChemExplorer”) is a company incorporated under the laws of the British Virgin Islands. ChemExplorer is an investment holding company. Immediately prior to the Effective Time of the Merger, it was the record holder of 69,304,571 Ordinary Shares of the Issuer, which were exchanged for shares of Holdings, as described in Item 4 of this Schedule 13D. ChemExplorer’s principal business address, which also serves as its principal office, is c/o No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China. Mr. Hui and Ms. Wenjuan Xiao are directors and officers of ChemExplorer.

Joint Benefit Group Limited (“Joint Benefit”) is a company incorporated under the laws of the British Virgin Islands. Immediately prior the Effective Time of the Merger, it owned 570,870 Ordinary Shares of the Issuer, which were exchanged for shares of Holdings as described in Item 4 of this Schedule 13D. Joint Benefit’s business address is c/o No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s republic of China. Ms. Wenjuan Xiao is Joint Benefit’s sole director. As of the date of this Schedule 13D, Joint Benefit does not have any executive officers.

As further described in Item 4 below, prior to the Effective Time of the Merger, the Reporting Persons may have been deemed to (a) constitute a “group” (within the meaning of Section 13(d)(3) of the Act) with TPG Biotech II Charisma Limited, a company incorporated in Hong Kong, and TPG Star Charisma Limited, a company incorporated in Hong Kong and an affiliate of TPG Biotech II Charisma Limited (together with TPG Biotech II Charisma Limited, the “TPG Entities”), and (b) beneficially own 3,802,506 Ordinary Shares of the Issuer owned by Han Ming Tech Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Han Ming”), immediately prior to the Effective Time of the Merger. Immediately prior to the Effective Time of the Merger, the TPG Entities collectively owned 37,234,014 Ordinary Shares of the Issuer (the “TPG Shares”). Each Reporting Person disclaims beneficial ownership of any Ordinary Shares beneficially owned by Han Ming, the TPG Entities or any other person, and do not affirm membership in a “group” (within the meaning of Section 13(d)(3) of the Act) with Han Ming, the TPG Entities or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially own any Ordinary Shares beneficially owned by Han Ming, the TPG Entities or any other person or is a member of a group with Han Ming, the TPG Entities or any other person.”

Page 9 of 13 Pages

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following immediately prior to the penultimate paragraph of item 4:

“Closing of Transaction

On March 20, 2013, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the proposal to authorize the directors and the chief financial officer to do all things necessary to give effect to the Merger Agreement.

On March 20, 2013, the Issuer and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies. The Cayman Islands Registrar of Companies issued a certificate of merger dated March 25, 2013, pursuant to which the Merger became effective on March 27, 2013. As a result of the Merger, the Issuer will continue its operations as a wholly owned subsidiary of Parent.

At the Effective Time, each Ordinary Share and each ADS issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive Per Ordinary Share/Per ADS Merger Consideration, as applicable, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares, (ii) the Ordinary Shares owned by the Issuer as treasury shares, and (iii) the Ordinary Shares owned by holders of such Ordinary Shares who have validly exercised and not lost their appraisal rights pursuant to Section 238 of the Companies Law (2012 Revision) of the Cayman Islands.

As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons immediately prior to the Effective Time were exchanged for shares of common stock of Holdings pursuant to the terms of the Merger Agreement and the Contribution Agreement. Parent (as defined above), a wholly-owned subsidiary of Holdings, owns all of the outstanding shares of the surviving corporation.

As a result of the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including The New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the Commission, the registration of the ADSs of the Issuer and the Ordinary Shares underlying them and the reporting obligations of the Issuer under the Exchange Act will be terminated.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the second, third and fourth paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons immediately prior to the Effective Time were exchanged for shares of common stock of Holdings pursuant to the terms of the Merger Agreement and the Contribution Agreement.”

“(c) On March 20, 2013, ChemExplorer transferred 7,429,266 Ordinary Shares to the Issuer without consideration to settle vested but unsettled share units granted by the Issuer under certain equity incentive plans. On the same date, ChemExplorer transferred 945,000 Ordinary Shares of the Issuer to Han Ming without consideration. Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.”

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2013

Michael Xin Hui	/s/ Michael Xin Hui
Michael Xin Hui

The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust	/s/ Michael Curran
Name: Michael Curran
Title: Vice President – Trust Officer
On behalf of Citicorp Trust, N.A., as trustee of The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust

The Hui Trust	/s/ Michael Curran
Name: Michael Curran
Title: Vice President – Trust Officer
On behalf of Citicorp Trust, N.A., as trustee of The Hui Trust

Hui Family Trust	/s/ Ronnie Summers
Name: Ronnie Summers
Title: Authorized Signatory
On behalf of Managecorp Limited of Portcullis TrustNet Chambers, as trustee of Hui Family Trust

ChemPartner Investment Holdings Limited	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title: Director

ChemExplorer Investment Holdings Ltd.	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title: Director

Joint Benefit Group Limited	/s/ Wenjuan Xiao
Name: Wenjuan Xiao
Title: Director

INDEX TO EXHIBITS

1.	Agreement of Joint Filing, dated April 2, 2013, by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited.

2.	Proposal Letter dated July 6, 2012, from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation (previously filed with the Original Schedule 13D).

3.	Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Original Schedule 13D).

4.	Amendment to Consortium Agreement dated December 21, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Commission as Exhibit 4 to Schedule 13D/A filed by the Reporting Persons on December 26, 2012).

5.	Agreement and Plan of Merger dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited and ShangPharma Corporation. (previously filed with the Issuer’s Form 6-K on December 26, 2012).

6.	Voting Agreement dated December 21, 2012, by and among ShangPharma Corporation, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 6 to Schedule 13D/A filed by the Reporting Persons on December 26, 2012).

7.	Contribution Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by the Reporting Persons on December 26, 2012).

8.	Limited Guaranty dated December 21, 2012, from Michael Xin Hui, TPG Star, L.P. and TPG Biotechnology Partners II, L.P. in favor of ShangPharma Corporation (previously filed with the Commission as Exhibit 8 to Schedule 13D/A filed by the Reporting Persons on December 26, 2012).

9.	Commitment Letter dated December 21, 2012, from TPG Star, L.P. and TPG Biotechnology Partners II, L.P. to ShangPharma Holdings Limited (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by the Reporting Persons on December 26, 2012).

10.	Commitment Letter dated December 21, 2012, from Joint Benefit Group Limited (previously filed with the Commission as Exhibit 10 to Schedule 13D/A filed by the Reporting Persons on December 26, 2012).

11.	Commitment Letter dated December 21, 2012, from Standard Chartered Bank (Hong Kong) Limited to ShangPharma Parent Limited (previously filed with the Commission as Exhibit 11 to Schedule 13D/A filed by the Reporting Persons on December 26, 2012).

12.	Interim Investors Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 12 to Schedule 13D/A filed by the Reporting Persons on December 26, 2012).

Page 12 of 13 Pages

13.	Term and Revolving Facilities Agreement dated February 22, 2013, by and between Standard Chartered Bank (Hong Kong) Limited and ShangPharma Parent Limited (previously filed with the Commission as Exhibit (b)-(7) to Schedule 13E-3 filed by ShangPharma Corporation, ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Joint Benefit Group Limited, TPG Star Charisma Limited, TPG Biotech II Charisma Limited, TPG Star, L.P., TPG Biotechnology Partners II, L.P., Han Ming Tech Investment Limited on February 25, 2013).

Page 13 of 13 Pages